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                       [Nations Express, Inc. Letterhead]


                                 March 21, 2002


Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0304
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Nations Express, Inc.
    Registration Statement on Form SB-2
    File No. 333-42080

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Nations Express, Inc. (the "Company") hereby applies for withdrawal of its Registration Statement on Form SB-2 (File No. 333-42080) due to market conditions. No securities were sold in connection with the proposed offering. The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

Please call me with any questions at (704) 423-9564.



Yours truly,

/s/ William R. Frazier

William R. Frazier
Executive Vice President and
Chief Financial Officer


cc:  Pat Ruggieri
     Brian T. Atkinson, Esq.
     Thomas H. O'Donnell, Esq.
     Kenneth Sharp
     Jason Moore
     William Prifti, Esq.